SECURITIES and EXCHANGE COMMISSION
                      Washington, D.C. 20549

                 SCHEDULE 13D - (Amendment No. 1)
                 Under the Securities Act of 1934

                              Rochem Environmental, Inc.    (name of issuer)

               Common Stock   (title of class of securities)

               771311-10-7    (CUSIP number)

James H. Ward, c/o  Fred A. Simpson, Esq., Jackson Walker,
L.L.P., 1100 Louisiana Street, Suite 4200, Houston, Texas 77002
(713) 752-4248 (person to receive notices/communications)

February 28, 2001        (date of event which requires filing of
this statement)

1.   Name of reporting person:     James H. Ward, Individually
                                   and as General Partner, J.H.
                                   Ward Family Partnership, Ltd.
                                   (Texas)
2.   Not applicable
3.   (SEC use)
4.   Source of Funds:    PF, WC, AF
5.   Not applicable
6.   Citizenship:   Texas Family Partnership (U.S.A.)
7.   Sole Voting Power:  2,393,167 sh. Common stock
8.   Not applicable
9.   Sole Dispositive Power:  2,393,167 sh. Common stock
10.  Not applicable
11.  Aggregate Amount Beneficially Owned by Reporting Person:
     2,393,167 sh.
12.  Not applicable
13.  Percent of Class Represented by Row 11: 18% of Issuer's Common stock
14.  Type of Reporting Person:     PN

Item 1.

          Common Stock of Rochem Environmental, Inc.
          610 Milby Street
          Houston, Texas 77003

Item 2.

          a. James H. Ward, Individually and as General Partner, J.H. Ward Family Partnership, Ltd. (Texas)

          b.   c/o Excalibur Construction, Inc.
          18118 Strack Lane
          Spring, Texas 77389

          c.   President, Excalibur Construction, Inc.
          P.O. Box 783
          Spring, Texas 77383

          d. No convictions in any criminal proceeding during the last five years

          e. During the last five years no civil proceeding resulting in any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

          f.   James H. Ward is a citizen of Harris County, Texas, USA

Item 3.

     Shares of the Issuer previously purchased were from personal funds and/or funds from a corporation owned by the undersigned, being that corporation shown in Item 2 (b) above, and were contributed to the family partnership by the undersigned and his spouse. 400,000 Shares were recently acquired in exchange for $40,000 of unsecured indebtedness owed to the undersigned by the Issuer, as reported in the Issuer's Form 10-QSB/A filed 3/1/2001.

Item 4.

     The purpose of acquiring the shares was purely one of making an investment in a growth opportunity. The undersigned has no present plans which would relate to or result in any change or condition listed in sub-items (a) through (j) of this item. However, James H. Ward became a director of the Issuer in approximately January 2001.



Item 5.

          a. The undersigned believes the number of shares of common stock issued and outstanding in Rochem Environmental, Inc. (not including Treasury Shares) was 13,345,037 as of February 28, 2000, and that the undersigned's shares constitute approximately 18% of those issued and outstanding shares.

          b. As general partner, the undersigned has sole power to vote and sole power to dispose of the common stock reported herein on behalf of all beneficial owners.

          c. The undersigned last purchased shares in open market transactions more than 18 months ago. The only transactions in such shares in the past sixty days is the recent exchange of $40,000 of debt forgiven in exchange for 400,000 shares of the Issuer, as explained in Item 3, above.

          d. No person other than the undersigned has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the securities reported by the undersigned herein whose actions are taken individually and on behalf of the J.H. Ward
          Family Partnership, Ltd.

          e.   Not applicable.

Item 6.

     There are no such contracts.

Item 7.

     No exhibits are required.

Signature:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Date:     March __, 2001

Signature:____/s James H. Ward_________________, Individually and as sole
      		James H. Ward			 General Partner J.H. Ward
						 Family Partnership, Ltd.